Mail Stop 6010
      September 8, 2005


VIA U.S. MAIL AND FACSIMILE (702) 734-0163

Joseph D. Milanowski
Manager
USA Investment Partners, LLC
4484 South Pecos Road
Las Vegas, Nevada  89121


      Re:	USA Capital First Trust Deed Fund, LLC
		Form 10-K for the year ended December 31, 2004
      Filed April 15, 2005
		File No. 333-59362

Dear Mr. Milanowski:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Management Discussion and Analysis

General

1. In future filings, provide the applicable disclosures required by
Industry Guide 3. Please refer to SAB Topic 11.K.

Consolidated Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting
Policies, page 36

New Accounting Pronouncements, page 37
2. We note your disclosure that you have evaluated your "relationships and interests in entities that might be considered variable interest entities and concluded that no prerequisite conditions exist." Please tell us what you mean by the statement, "no prerequisite conditions exist." Clarify whether you have any interests in a variable interest entity as defined in FIN 46 and, if so, if you are considered the primary beneficiary. Briefly describe the facts and circumstances that caused you to reach your conclusion.

Investments in Mortgage Loans, page 36

3. Tell us details of the nature and related accounting treatment of
"interest reserves".

Allowance for Loan Loss, page 36
4. Please tell us more details of the fractional interests in mortgage loans purchased during the period, including the amount of these interests and whether there is any additional risk of loss related to these interests. Additional disclosure should be provided in future filings.
5. Tell us and provide more disclosure in future filings of how you determined the allowance for loan losses, including details of the specific methodologies, estimates and assumptions. Include in your response the how you considered additional risk that could result from the following:
* the use of  "interest reserves";
* the significant amount of loans that are subject to "balloon" payments;
* the geographical concentration of your loans discussed in Note
2;
and
* the lack of your historical loss experience.
6. Please clarify whether there is any additional risk associated with the loans acquired from USA Capital Diversified Trust Deed Fund,
LLC, an affiliate of your manager.
Fair Value of Financial Instruments, page 36
7. We reference the disclosure that the fair value for loans that are delinquent and/or in foreclosure is indeterminable at this time as no ready market exists for these loans". Please tell us the amount of loans that are delinquent or in foreclosure. In addition, tell us and disclose the details required by paragraph 14 of SFAS 107 in future filings.

Note 2. Financial Instruments and Concentration of Credit Risk,
page
38

8. We note that more than half of the loan portfolio was not supported with independent appraisals of the underlying collateral and that you used alternative methods to determine the sufficiency of the loan to value ratios, such as broker`s opinion of value or other similar information. Please tell us details of the alternative methods and clarify whether the failure to obtain independent appraisals resulted in additional risk that was considered in the allowance for loan loss. In addition, disclose more details in future filings.

Note 8.  Initial capitalization and deferred registration costs, page
43
9. We see that your manager paid all costs associated with the registration of the Fund and that the costs were deferred and included as an expense in computing other comprehensive income
(loss)
during the year ended December 31, 2003.   Please tell us why it
is
appropriate to record the registration expenses as other comprehensive loss.

Audited Balance Sheets of USA Capital Realty Advisors, LLC
10. Please tell us why you included separate financial statements of your manager, USA Capital Realty Advisors, LLC in your Form 10-K. Additionally, tell us why you only included the balance sheet and not full financial statements of USA Capital Realty Advisors, LLC.


Form 10-Q for the six months ended June 30, 2005
11. We note your statement that you believe your "disclosure controls and procedures are adequate to ensure that information ... in the time periods specified in the SEC`s rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Confirm to us that your disclosure controls and procedures were effective at June
30, 2005 and revise future filings to include this language.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

??

??

??

??

Mr. Milanowski
USA Capital First Trust Deed Fund, LLC
September 8, 2005
Page 3